UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OHR PHARMACEUTICAL, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67778H200

(CUSIP Number)

Jason S. Slakter

Ohr Pharmaceutical, Inc.
800 Third Ave., 11th Floor

New York, New York 10022

(212) 847-3200

With a copy to:

Aurora Cassirer, Esq.
Joseph Walsh, Esq.

Troutman Sanders LLP

875 Third Ave.

New York, New York 10022

(212) 704-6000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 18, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	67778H200

1	NAMES OF REPORTING PERSONS SKS Ocular I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,195,724 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,195,724 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,195,724 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS 00

(1) SKS Ocular I LLC (“SKS”) directly owns the shares of Common Stock. On May 30, 2014, Ohr Pharmaceutical, Inc. completed an ophthalmology assets acquisition of SKS Ocular LLC and SKS. Dr. Jason S. Slakter, as managing member of SKS, has investment and voting power with respect to the Common Stock held by SKS. Therefore, Dr. Slakter may be deemed to beneficially own the shares of Common Stock beneficially owned by SKS.

(2) Based on 32,103,969 shares of Common Stock outstanding as of August 1, 2016.

CUSIP No	67778H200

1	NAMES OF REPORTING PERSONS Jason S. Slakter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC; PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,145,764 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,145,764 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,145,764 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS IN

(1) Includes (i) 925,040 shares of Common Stock are held directly by Dr. Jason S. Slakter, (ii) 25,000 shares of Common Stock issuable upon exercise of options are held directly by Dr. Slakter, and (ii) 1,195,724 shares of Common Stock are held by SKS Ocular I LLC (“SKS”). On May 30, 2014, Ohr Pharmaceutical, Inc. completed an ophthalmology assets acquisition of SKS Ocular LLC and SKS. Dr. Jason S. Slakter, as managing member of SKS, has investment and voting power with respect to the Common Stock held by SKS. Therefore, Dr. Slakter may be deemed to beneficially own the shares of Common Stock beneficially owned by SKS.

(2) Based on 32,103,969 shares of Common Stock outstanding as of August 1, 2016.

CUSIP No	67778H200

This filing is Amendment No. 1 to the Statement on Schedule 13D (as amended to date, the “Schedule 13D”) filed on behalf of SKS Ocular I LLC, a Delaware limited liability company ("SKS"), and Dr. Jason S. Slakter with respect to shares of common stock, par value $0.0001 per share (the “Common Stock”), of Ohr Pharmaceutical, Inc., a Delaware corporation (the “Issuer”).

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference

On May 14, 2014, the Issuer, certain affiliates of the Issuer, SKS Ocular, LLC, a Delaware limited liability company (“SKS Parent”), SKS, and the controlling members of SKS entered into a Contribution Agreement (the “Contribution Agreement”), pursuant to which SKS Parent and SKS agreed to contribute to the Issuer certain assets of SKS, including licenses, patents and contracts relating to micro-fabrication polymer-based sustained delivery platforms related to ocular therapeutics and dry age-related macular degeneration animal models, together with biomarkers to support such models.

Under the Contribution Agreement, the Issuer delivered to SKS at closing: (i) $3.5 million in cash, and (ii) 1,194,862 shares of Common Stock. In addition, upon the completion of certain milestones, the Issuer will issue to SKS up to 1,493,577 shares of Common Stock as additional contingent consideration to be issued by the Issuer. Milestones 1 and 2 have been met and the Issuer issued 497,859 shares of Common Stock to SKS Ocular I LLC on each of December 15, 2015 and July 18, 2016.

The closing of the transactions contemplated by the Contribution Agreement occurred on May 30, 2014.

The Contribution Agreement contains various representations, warranties and covenants, as well as provisions relating to non-competition, confidentiality and other matters. Under the Contribution Agreement, the Issuer assumed certain liabilities and obligations relating to the contributed assets and will employ or retain as consultants certain SKS employees and consultants. Dr. Slakter was elected a director of the Issuer in January 2015 and Chief Executive Officer of the Issuer in August 2015.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)-(b) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 2,145,764. Of these, (i) 925,040 shares of Common Stock are held directly by Dr. Slakter, (ii) 25,000 shares of Common Stock issuable upon exercise of options are held directly by Dr. Slakter, and (ii) 1,195,724 shares of Common Stock are held by SKS Ocular I LLC. The foregoing amounts exclude 25,000 shares of stock issuable upon exercise of unvested options granted to Dr. Slakter by the Issuer.

Dr. Slakter, as managing member of SKS, has investment and voting power with respect to the Common Stock held by SKS. Therefore, Dr. Slakter may be deemed to beneficially own the shares of Common Stock beneficially owned by SKS.

(c) Except as set forth on Exhibit 3 attached hereto, there have been no transactions with respect to the shares of Common Stock effected during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) Other than the members of SKS who are entitled to receive distributions from or the proceeds of sales of the shares of Common Stock held for their respective membership interests, in accordance with their interests therein, no person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of the Common Stock beneficially owned by any of the Reporting Persons, other than the Reporting Persons themselves.

(e) Not applicable.

CUSIP No	67778H200

 ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 – Joint Filing Agreement dated January 25, 2016, by and between the Reporting Persons (incorporated by reference to Exhibit 1 to original Statement on Schedule 13D filed with the Securities and Exchange Commission on January 29, 2016).

Exhibit 2 – Contribution Agreement, dated May 14, 2014, among Ohr Pharmaceutical, Inc., certain affiliates of Ohr, SKS Ocular, LLC, SKS Ocular 1, LLC, and the controlling members of SKS (incorporated by reference to Exhibit 2.1 to Ohr Pharmaceutical, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 6, 2014).

Exhibit 3 – Transactions in the shares of Common Stock of Ohr Pharmaceutical, Inc. effected during the sixty days prior to the date hereof by any of the Reporting Persons.

CUSIP No	67778H200

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 2, 2016

SKS OCULAR I LLC

By:	/s/ Jason S. Slakter
Name: Jason S. Slakter Title:

JASON S. SLAKTER

By:	/s/ Jason S. Slakter
Jason S. Slakter

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (See 18 U.S.C. 1001).

Exhibit 3

Transactions

The following table sets forth all transactions with respect to shares of Common Stock effected during the sixty days prior to the date hereof by any of the Reporting Persons.

NATURE OF TRANSACTION	FOR THE ACCOUNT OF	DATE OF TRANSACTION	AMOUNT OF SECURITIES	PRICE PER SHARE

Open Market Purchase	Jason Slakter	06/20/2016	1,700	$2.89
Open Market Purchase	Jason Slakter	06/20/2016	85	$2.88
Open Market Purchase	Jason Slakter	06/20/2016	1,019	$2.87
Open Market Purchase	Jason Slakter	06/20/2016	5,431	$2.84
Open Market Purchase	Jason Slakter	06/20/2016	1	$2.83
Open Market Purchase	Jason Slakter	06/20/2016	550	$2.71